Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.1

Overview

2

1.1.1

Idaho-Maryland Mine, California

4

1.1.2

Stewart and Jazz Properties, British Columbia

6

1.1.3

Rozan Property, British Columbia

6

1.1.4

Market Trends

6

1.2

Selected Annual Information

7

1.3

Results of Operations

9

1.4

Summary of Quarterly Results (Unaudited)

13

1.5

Liquidity

13

1.6

Capital Resources

14

1.7

Off-Balance Sheet Arrangements

19

1.8

Transactions with Related Parties

19

1.9

Fourth Quarter (Unaudited)

21

1.10

Proposed Transactions

22

1.11

Critical Accounting Estimates

22

1.12

Critical accounting policies and changes in accounting policies

22

1.13

Financial Instruments and Other Instruments

24

1.14.1

Other MD & A Requirements

25

1.14.2

Additional Disclosure for Venture Issuers without Significant Revenue

25

1.14.3

Disclosure of Outstanding Share Data

25

1.15

Other Information

26

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

The following information, prepared as of April 24, 2008, should be read in conjunction with the audited annual consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, the status of the research and development of the Ceramext™ Process, could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced.  Other factors that affect both the exploration and development and the status of research and development of the Ceramext™ Process may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our exploration activities, labour relations matters, costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1

Overview

Emgold is a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects,  In addition, the Company has invested significant funds in attempting to develop and commercialize the Ceramext™ Process which aims to convert mine wastes and other siliceous and mineral waste materials to stone and ceramic building products.

The following is a brief summary of the Company’s activities during 2007.

•

Emgold’s loss for the year ended December 31, 2007 (“fiscal 2007”) was $5,836,129 or $0.06

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

per share compared to a loss of $5,124,327 or $0.08 per share in the year ended December 31, 2006 (“fiscal 2006”).

•

During fiscal 2007, cash used in operations was $4,998,231 compared to $5,123,288 in fiscal 2006.

•

Exploration expenditures and acquisition of mineral property interests totaled $3,219,910 in fiscal 2007, of which $31,776 was capitalized, compared to $1,847,340 in fiscal 2006, of which $51,141 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2007:  Idaho-Maryland - $2,349,453 (2006: $1,792,149), Rozan - $111,255 (2006 – $181), Stewart – $714,656 - (2006 – $3,650), and Jazz – $12,770 (2006 –$219).

•

During fiscal 2007, the Company spent $629,148 (2006 - $1,590,754) on research and development of the Ceramext™ Process.  Expenses primarily include Ceramext™ technology royalties - $80,000 (2006 - $40,000), engineering costs which includes contractors, salaries and hourly labour - $304,246 (2006 - $1,017,919), and site costs - $86,792 (2006 - $165,692).

During 2007, the Company completed a private placement for a total of 72,730,236 units issued at a price of Cdn$0.11 per unit.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per Warrant Share.

The Company’s primary focus is the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).  The Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the I-M Project in the fourth quarter of 2008 or the first quarter of 2009.

As previously announced, Emgold is considering separating its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), into an independent operating entity.  This is intended to allow Golden Bear to pursue opportunities for growth on a global basis and to obtain financing to commercialize the Ceramext™ process and construct a series of production plants.  Emgold will retain the right to employ this technology in connection with the operation of the I-M Project.  Emgold is providing interim funding to Golden Bear as necessary to complete the separation, maintain the patents and intellectual property portfolio, and maintain the Ceramext™ license agreement until the separation is completed and Golden Bear is independently financed. The Company is reviewing various options with respect to the financing of Golden Bear.

Board and Management Restructuring

On August 1, 2007, the Company announced the appointment of Mr. Stephen J. Wilkinson as an independent director of the Company along with the following other management changes.  The Company accepted the resignation of William J. Witte, P.Eng., as President and Chief Executive Officer of Emgold.  Mr. Witte continues to serve as a director of Emgold and President of the Company’s wholly-owned subsidiary, Golden Bear, with responsibility for financing and the further development of Golden Bear.  Ian Chang and David Sinitsin are no longer Vice-Presidents of Emgold, but remain as officers and directors of Golden Bear.  John K. Burns resigned as a director and Chairman of Emgold and its subsidiary companies.  The Board appointed an Executive Committee comprised of Sargent Berner and Kenneth Yurichuk to carry out the duties and assume the responsibilities of the

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

Chief Executive Officer and Chairman of the Company.  David Watkinson, P.Eng., formerly the VP, Operations of Emgold, was appointed President and Chief Operating Officer of Emgold and will also serve as President and Chief Executive Officer of the Idaho-Maryland Mining Company, with the primary responsibility for pursuing the ongoing permitting process for the I-M Project.  Subsequent to December 31, 2007, Shannon Ross, the Chief Financial Officer and Corporate Secretary, resigned from the Company and Jonathan Fogg was appointed as Chief Financial Officer, and Rodrigo Romo was appointed as Corporate Secretary.  Ms. Ross remains a consultant to management.

1.1.1

Idaho-Maryland Mine, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, produced from 1862 through 1956, and is the second largest historical producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

During 2007, the Company negotiated an extension to the mining lease and option to purchase agreement for the I-M Project.  The revised agreement for the Idaho-Maryland Mine extends the purchase option exercise date from May 31, 2007 to December 31, 2008.  All other conditions of the original option and lease agreement, including the option purchase price and net smelter royalty remain unchanged. Emgold agreed to make quarterly option payments of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.

Permitting Process

Emgold has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  Emgold’s permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of potential concern.  The Company is entering into the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA” finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of IM’s community relations program, advances in the Ceramext™ technology development, and advances in the computer modeling and mine planning being done by IM staff, Emgold elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit applications.  The City completed an initial study on January 8, 2008 and Emgold expects that the Environmental Impact Report will be completed during the third quarter of 2008.  It is anticipated that the CMUP may be issued by the City within 60 days of the Environmental Impact Report (“EIR”) being completed.

There are a variety of operating permits and agreements that will be required with various regulatory agencies to operate the mine.  Emgold has also commenced work on final operating permits and other agreements to allow granting of these permits as quickly as possible after the EIR is completed.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, California would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in four public workshops held during the preparation of, the draft EIR the last of which occurred on March 12, 2008.  The Company has responded to a number of data requests from the City and has been submitting responses upon receipt of additional requests from the City to keep the permitting process on schedule.

Exploration

The existing mineral resources consist of 216 resource blocks that were defined in a National Instrument 43-101 Technical Report and Preliminary Assessment completed in November 2004 and subsequent geologic modeling by Emgold’s geologists.

Current resources include measured and indicated resource of 1.7 million tons grading 0.28 opt containing 472,000 ounces of gold and an inferred resource of 2,570,000 tons grading 0.39 opt containing 1,002,000 ounces of gold.

Emgold is continuing the process of computerizing all the historic geology and mine engineering data that was generated during mine operations from 1862 to 1956.  This includes digitizing underground mine openings and entering of historic diamond drilling and assay information.  Geology mapping is currently being scanned and input into the computer model.  This information will be used to create a new 43-101 compliant resource estimate.  This is expected to be complete in the third quarter of 2008.

With the identification of these underground exploration targets, the I-M Project has the potential to be one of the largest high-grade underground gold exploration targets in North America.

Development of various underground exploration scenarios for the I-M Project has commenced in parallel with resource modeling.  Several internal scoping studies with cost estimates will be prepared in order to define the cost sensitivity and practicality of different methods of accessing the underground levels to conduct exploration and from which to mine early production targets.

All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project and a Qualified Person in accordance with National Instrument 43-101.

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  Emgold has since developed this technology to the pilot plant stage and it is now ready to be commercialized.  Emgold is providing interim funding to Golden Bear as necessary to complete the separation of Golden Bear from Emgold, maintain the patents and intellectual property portfolio, and maintain the Ceramext™ license agreement until the potential separation is completed and Golden Bear is independently financed.  Emgold retains

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

the right to employ this technology in connection with the operation of the I-M Project.

There is a global business opportunity to process a wide range of siliceous and mineral wastes to produce high quality stone and ceramic building materials.  Materials that have been successfully treated with the process include fines from aggregate quarries, waste from metal and industrial mineral mines, and fly ash from coal fired power plants.  All these materials are waste by-products of production processes and the materials are currently disposed of in landfills.  The products produced by Golden Bear (floor tile, wall tile, roof tile, etc.) are 100% recycled material and considered green building products.  They will also qualify for LEED credits.

Advance royalties of $40,000 per quarter, are payable, commencing in Q1 2008.  All the payments due in fiscal 2007 have been made as well as the $40,000 payment due in Q1 2008.

1.1.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property by making payments totaling Cdn$104,000 ($80,000 paid) and issuing 260,000 common shares.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($45,000 paid) to the optioner over a ten-year period.

Exploration Activity

Trenching and drilling work has been completed on the properties and assays are pending.  An Assessment Report is being prepared and results from completed drilling are anticipated during 2008.

1.1.3

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totaling Cdn$100,000 and issuing 200,000 common shares.  Trenching and drilling work has been completed.  An assessment report is in process and the results from completed drilling are anticipated during 2008.

1.1.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2007 averaged $696 per ounce and has averaged approximately $900 per ounce during April 2008.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.2

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Current assets	$ 5,281,621	$ 2,925,022	$ 3,737,703
Mineral property interests	942,448	910,672	859,531
Other assets	282,626	428,956	530,109
Total assets	6,506,695	4,264,650	5,127,343

Current liabilities	718,136	450,721	601,143
Preference shares	750,624	626,724	613,871
Capital lease obligation	25,661	31,504	--
Shareholders’ equity	5,012,274	3,155,701	3,912,329
Total shareholders’ equity and liabilities	$ 6,506,695	$ 4,264,650	$ 5,127,343

Working capital	$ 4,563,485	$ 2,474,301	$ 3,136,560

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2007	2006	2005

Expenses
Amortization	$ 76,423	$ 88,291	$ 61,400
Accretion of debt portion of preference shares	12,822	14,469	16,448
Ceramext™ research costs	629,148	1,590,754	1,769,659
Exploration costs	3,188,134	1,796,199	1,668,224
Foreign exchange loss	63,988	15,771	8,148
Finance expense	54,692	48,614	44,966
Legal, accounting and audit	107,383	115,352	114,557
Management and consulting fees	107,996	60,827	31,582
Office and administration	372,647	451,710	448,357
Other consulting fees	18,844	30,089	68,600
Salaries and benefits	798,509	573,250	558,717
Shareholder communications	209,700	192,248	288,216
Stock-based compensation	399,830	65,526	143,979
Travel	104,057	126,360	131,770
Loss for the year before interest income	6,144,173	5,169,460	5,354,623

Interest income	(86,310)	(45,133)	(109,458)

Loss for the year before income taxes	6,057,863	5,124,327	5,245,165
Income tax recovery	(221,734)	--	--

Net loss and comprehensive loss for the year	5,836,129	5,124,327	5,245,165

Loss per share – basic and diluted	$0.06	$0.08	$0.09
Weighted average number of common shares outstanding	102,077,466	67,199,081	57,782,811
Total common shares outstanding, end of year	156,489,642	83,759,406	65,538,099

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.3

Results of Operations

Fiscal 2007 compared to fiscal 2006

Emgold’s loss in fiscal 2007 was $5,836,129, or a loss per share of $0.06, compared to a loss of $5,124,327, or a loss per share of $0.08 in fiscal 2006.

Amortization expenses relating to general and administrative activities decreased $11,868 from $88,291 in fiscal 2006 to $76,423 in fiscal 2007.  The decrease relates to certain hardware and software being fully amortized in 2007.

Accretion expenses decreased $1,647 from $14,469 in fiscal 2006 to $12,822 in fiscal 2007.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the expense will decline each year.

Foreign exchange losses increased $48,217 from a loss of $15,771 in fiscal 2006 to a loss of $63,988 in fiscal 2007.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2007 due to volatility in the Canada and United States exchange rates and the relative decline in the United States dollar relative to the Canadian dollar.

Finance expense increased $6,078 from $48,614 in fiscal 2006 to $54,692 in fiscal 2007.  The finance expense relates to interest on the convertible preference shares which is denominated in Canadian dollars and varies as exchange rates fluctuate.

Legal, accounting and audit fees were relatively consistent year over year declining $7,969 from $115,352 in fiscal 2006 to $107,383 in fiscal 2007.  The decline is due to a reduction of legal expenses from $51,128 in 2006 to $30,287 in 2007 as a result of reduced activity.  This was offset by an increase in audit and tax fees.

Management and consulting fees were $107,996 in 2007 compared to $60,827 in fiscal 2006.  Included in consulting fees is $58,566 (2006 - $33,353) paid to Kent Avenue Consulting Ltd., a private company controlled by an officer and director of the Company.  In fiscal 2007, consulting fees of $49,430 (2006 - $Nil) were also paid to 759924 Ontario Ltd., a private company controlled by an officer and director of the Company.  The fees paid to Kent Avenue Consulting Ltd. were paid through LMC Management Services Ltd. (“LMC”) in the first three quarters of fiscal 2007.  Management and consulting fees of Cdn$2,500 per month were previously paid to Lang Mining Corporation, a private company, until June 2006.

Office and administration expenses decreased $79,063 from $451,710 in fiscal 2006 to $372,647 in fiscal 2007.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous year as a result of various fluctuations in other direct costs including a one-time recruitment fee in 2006 of $38,000, a reduction in utilities expense of $16,300 as a result of sharing of office space and a reduction in insurance expenses of $13,000 due to a change in coverage from a Company specific policy to an umbrella policy for LMC.

Other consulting fees decreased $11,245 from $30,089 in fiscal 2006 to $18,844 in fiscal 2007.  The Company hired consultants at a cost of $30,089 in fiscal 2006 to assist Golden Bear in a review of the ceramics industry and associated markets.  In fiscal 2007 the project was finalized with the remaining $18,844 incurred during 2007.

Salaries and benefits increased by $225,259 from $573,250 in fiscal 2006 to $798,509 in fiscal 2007.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

The primary reason for the increase was severance costs incurred during the fourth quarter of 2007.  The Company accepted the resignation of William J. Witte, as President and Chief Executive Officer of Emgold during 2007.  Mr. Witte continues to serve as a director of Emgold but is no longer an employee.  Ian Chang, Vice-President, Project Development and David Sinitsin, Vice-President, Engineering and Construction also resigned from Emgold during 2007.  Severance costs with respect to these individuals were $329,000.  In 2006, the Company incurred severance costs of $85,000 to certain employees directly related to the ceramics process.

Shareholder communications costs increased $17,452 from $192,248 in fiscal 2006 to $209,700 in fiscal 2007.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The increase relates primarily to increased investor relations activity compared with the previous year.

Stock-based compensation increased $334,304 from $65,526 in fiscal 2006 to $399,830 in fiscal 2007.  The Company granted 7,890,000 options in the fourth quarter of 2007 all of which were vested immediately compared with 820,000 stock options granted in 2006.

Travel expense decreased $22,303 from $126,360 in fiscal 2006 to $104,057 in fiscal 2007.  Travel, air and hotel accommodation costs have increased in general; however, the Company has reduced the number of trips to destinations other than the United States.

During fiscal 2007 the Company earned interest income of $86,310 on excess cash balances compared to $45,133 in fiscal 2006.  The increase was due to interest earned on higher average cash and cash equivalent and short-term investment balances held in fiscal 2007 compared to fiscal 2006.

During fiscal 2007, the Company recognized a recovery of future income taxes of $221,734.  This future income tax recovery relates to the renouncement of flow-through expenditures in fiscal 2007 associated with 2,283,000 flow-through units issued in fiscal 2006 at a price of Cdn$0.38 per unit for gross proceeds of Cdn$850,440.  No such recovery occurred in fiscal 2006.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Years ended December 31,
	2007	2006	2005
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 2,465	$ 1,352	$ 5,875
Geological and geochemical	412,104	778,354	762,140
Land lease and taxes	336,959	147,631	130,736
Consulting	121,560	--	--
Mine planning	1,059,673	565,546	459,984
Site activities	305,576	255,427	213,756
Stock based compensation	106,338	30,797	17,858
Transportation	4,778	13,042	14,551
Incurred during the year	2,349,453	1,792,149	1,604,900

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	162	--	--
Geological and geochemical	48,020	126	1,625
Drilling	43,274	--	--
Site activities	7,250	55	155
Trenching	4,666	--	--
Transportation	7,883	--	--
Incurred during the year	111,255	181	1,780

Stewart Property, British Columbia
Exploration costs
Assays and analysis	65,481	--	6,425
Drilling	470,858	--	59,198
Geological and geochemical	115,483	3,549	3,430
Site activities	13,699	101	5,409
Trenching	19,318	--	--
Transportation	42,282	--	1,061
Assistance and recoveries	(12,465)	--	(4,273)
Incurred during the year	714,656	3,650	71,250

Jazz Property, British Columbia
Exploration costs
Geological and geochemical	12,842	204	1,862
Site activities	235	15	--
Assistance and recoveries	(307)	--	(11,568)
Incurred during the year	12,770	219	(9,706)

Total Exploration Costs	$ 3,188,134	$ 1,796,199	$ 1,668,224

Direct exploration expenditures on the I-M Project increased $557,304 from $1,792,149 in fiscal 2006 to $2,349,453 in fiscal 2007.  The Company’s primary focus in fiscal 2007 was the completion of the first and second phase of the three-phase permitting process which concluded in June 2007 and January

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

2008, respectively.

Planned expenses in fiscal 2008 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, financing and public outreach activities.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $4,050 in fiscal 2006 compared to $838,681 in fiscal 2007.  All share and cash payments due in fiscal 2007 on the Company’s mineral property interests in British Columbia have been made to date.  A payment of $24,000 is due in relation to Stewart in August 2008.  The majority of these expenditures were flow-through expenditures used for exploration in Canada pursuant to a private placement of 2,238,000 flow-through common shares completed in December 2006 which provided Cdn$850,440 to the treasury.

Research and development expenses:

	Years ended December 31,
	2007	2006	2005
Ceramext™ Research Costs
Prototypes materials for research	$ 80,248	$ 131,955	$ 104,374
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	80,000	40,000	156,060
Consulting fees	16,451	44,781	24,784
Consumable materials	720	35,473	51,026
Engineering costs	304,246	1,017,919	812,923
Marketing and commercialization	738	27,442	351,000
Sample preparation	680	83,283	70,190
Site costs	86,792	165,692	160,393
Stock based compensation	53,169	11,139	28,489
Transportation	6,104	33,070	10,420
Incurred during the year	$ 629,148	$ 1,590,754	$ 1,769,659

In fiscal 2007 the Company incurred $629,148 in expenditures directly related to the development of the Ceramext™ Process compared to $1,590,754 in fiscal 2006.  The Company has curtailed most of the development of the Ceramext™ Process except advance royalties and intellectual property protection costs.  Costs include $86,792 in site costs related primarily to the warehouse rental for the pilot plant and laboratory equipment, and engineering costs of $304,246 include management time and planning related to the development of a business plan for the potential separation of the Golden Bear as a separate business entity.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.4

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2007
First Quarter	169,142	715,923	192	(12,320)	(124)	389,702	995,671	0.01
Second Quarter	157,650	552,925	625	48	130	441,685	1,143,636	0.01
Third Quarter	179,988	509,669	8,408	349,651	9,346	357,550	1,435,175	0.02
Fourth Quarter	122,368	570,936	102,030	377,277	3,418	1,137,954	2,261,647	0.01
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the I-M Project and the curtailment of the development on the Ceramext™ Process which primarily impacted the fourth quarter of 2007.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

1.5

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past three years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to advance all of its planned activities related to the I-M Project, and the limited development of the Ceramext™ Process.  Development of the Ceramext™ Process has been successful to the point that Golden Bear is ready to commercialize the process in advance of development of the I-M Project and efforts to raise separate funding for Golden Bear to construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2007:

	January 1, 2008, to December 31, 2008	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 8,358	$ 8,358	$ 8,358	$ 8,358	$ 4,877	$ --	$ 38,309
Operating lease obligations	263,136	263,136	65,784	--	--	--	592,056
Idaho-Maryland property lease (1)	300,000	--	--	--	--	--	300,000
Mineral property option payments (1)	20,000	25,000	25,000	25,000	25,000	25,000	145,000
Ceramext™ royalties and payments	160,000	160,000	160,000	160,000	160,000	160,000	960,000
Purchase obligations (3)	5,194,127	--	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 5,945,621	$ 456,494,	$ 259,142	$ 193,358	$ 189,877	$ 185,000	$7,229,492

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008.

Investing Activities

As at December 31, 2007, Emgold has capitalized $942,448 (2006 $910,672) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company acquired equipment with a cost of $15,594 and disposed of equipment for proceeds of $10,000 in fiscal 2007.  Amortization for the year was $156,276.

A vehicle at a cost of $38,834 was purchased in fiscal 2006 and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $5,843 for fiscal 2008.

1.6

Capital Resources

At December 31, 2007, Emgold’s working capital, defined as current assets less current liabilities, was $4,563,485, compared to $2,474,301 at December 31, 2006.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At December 31, 2007, the Company had 156,489,642 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Cumulative dividends could also result in dilution of approximately 359,455 shares at December 31, 2007.

Share Capital

2007

During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 units at a price of Cdn $0.11 per unit, for gross proceeds of Cdn $8 million (USD $8 million). Each unit was comprised of one fully paid and non-assessable common share of the Company and one

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per warrant share.  The share purchase warrants issued in three tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007 and 11,010,167 on October 12, 2007 and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 67% - 68% and an average expected life of two years.  The value attributable to the non-transferable share purchase warrants was Cdn$0.03 per warrant.  Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds and allocated between the non-assessable common shares and the transferable common share purchase warrants based on their relative values at the issuance dates.

Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants), equal to 8% of the number of units sold by such finders were also issued.  Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of $0.11 per Finders’ Unit for a period of 18 months from the date of issuance, subject to adjustment.  Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.  At December 31, 2007, 4,981,803 Finder’s warrants and Finder’s Units were issued. The Finder’s Warrants and Finder’s Unit were issued in three tranches of 3,831,323 on September 27, 2007, 508,080 on October 5, 2007 and 642,400 on October 12, 2007 and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 58% - 61% and an average expected life of 18 months.  The value attributable to these Finder’s Units and Finder’s warrants was Cdn $0.03 per Finder’s Unit and Finder’s Warrant.

2006

During the year ended December 31, 2006, the Company completed a private placement of 1,426,202 units at a price of Cdn$0.60 per unit, for gross proceeds of Cdn$855,721 (USD $764,651).  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of Cdn$1.00 per share.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4.1%; volatility factor of 74%; and an average expected life of two years.  The value attributed to these non-transferable share purchase warrants was Cdn$0.11 per warrant.

The Company also completed a brokered private placement of 14,344,105 units at a price of Cdn$0.26 per unit.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$0.40 per common share until December 6, 2008.  The value attributed to these non-transferable share purchase warrants was Cdn$0.07 per warrant.  The Company issued an aggregate of 1,147,529 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and a warrant exercisable at Cdn$0.40 until December 6, 2008. In addition, the Company paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with this transaction and the issuance of flow-through shares described below.  The total value attributed to each of the compensation share purchase warrants on the non flow-through shares was Cdn$0.25.  The share purchase warrants and compensation

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.

In addition, during 2006 the Company completed a brokered private placement of 2,238,000 flow-through units (the “FT Units”) at a price of Cdn$0.38 per FT Unit for gross proceeds of Cdn$850,440 (USD $740,995).  Each FT Unit is comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006. The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23. The compensation share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%, volatility factor of 73% and an average expected life of two years.

Options and Warrants

2007

During 2007, 18,360,000 warrants exercisable at a price of Cdn$0.76, expired, unexercised.  In addition, 1,118,000 stock options exercisable at prices from Cdn$0.10 to Cdn$1.00, were cancelled.  In fiscal 2006, 153,000 stock options were exercised to provide $37,063 to the treasury. No stock option exercises occurred during 2007.

During the year ended December 31, 2007, the Company granted 7,890,000 stock options to directors, officers and employees of the Company exercisable at a price of Cdn$0.15, with an expiry date of December 27, 2012.

Subsequent to December 31, 2007, 620,000 warrants were exercised at Cdn$0.11 - Cdn$0.15 for total proceeds of Cdn$72,200.

2006

During the year ended December 31, 2006, the Company granted 820,000 stock options to directors, officers and employees of the Company exercisable at a price of Cdn$0.29, with an expiry date of November 24, 2011.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

Financing Activities

Emgold has been looking at various alternatives for further development and commercialization of the Ceramext™ technology as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  If Golden Bear is unable to obtain financing for the development and construction of a larger-scale facility, the capital costs related to the equipment will have to be written off.  This write-down would be approximately $180,000, less any proceeds that may be obtained on sales of used equipment.

Further financing will be required to advance the I-M Project and for general and administrative costs, when the CMUP is obtained.  The Company has warrants exercisable at Cdn$0.15 from the recently completed financing which may be exercised, and would provide the working capital necessary for future operations.

Plans for 2008

The Company is focusing on the permitting required for the I-M Project in Grass Valley and obtaining separate financing for commercialization of the Ceramext™ technology.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Risks

At December 31, 2007, it is estimated that it may require approximately $5.0 - $6.0 million in total working capital to operate the Company over the next year, including environmental monitoring, permitting and preliminary engineering costs associated with obtaining the CMUP.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project will be approximately $3.5 million, including internal and external costs and 15% contingency.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the previously announced date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

The low price of Emgold’s common stock limits Emgold’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has also been developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

Although there are have been over 40 gold mines permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross Domestic Product (“GDP”) for mining in 2006 was nearly $13 billion while Nevada’s GDP for mining in 2006 was only $2 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California among the worst jurisdictions for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

M Project, and has caused delays in anticipated timing of the permit schedule.

1.7

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.8

Transactions with Related Parties

Balances receivable from:	December 31, 2007	December 31, 2006
LMC Management Services Ltd.	$ 100,493	$ 235,410
Balances payable to:
Directors, officers and employees	$ 386,369	$ 195,483

(a)

In the year ended December 31, 2007, $1,040,124 (2006 - $827,056; 2005 - $649,271) in management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC valued at $1.  There is no difference between the cost of the investment in LMC of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  Under the terms of the service agreement, three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b)

Legal fees of $Nil (2006 - $Nil; 2005 - $34,625) were paid to a law firm of which an officer and director, Sargent H. Berner, was an associate to April 1, 2006.

(c)

Bonus payments totaling $28,056 (2006 – Nil; 2005 – Nil) were paid directly to Kent Avenue Consulting Ltd.; a private company controlled by an officer and director; Sargent H. Berner, 759924 Ontario Ltd., a private company controlled by an officer and director, Kenneth Yurichuk, and to two directors of the Company.  These amounts were included in office and administration expenses.

(d)

Consulting fees of $49,430 (2006 –Nil; 2005 – Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by an officer and director, Kenneth Yurichuk. Consulting fees of $58,566 (2006 –$33,353; 2005 – $6,393) were paid indirectly by the Company through LMC to Kent Avenue Consulting Ltd., a private company controlled by an officer and director, Sargent H. Berner.

(e)

Directors’ fees totaling $20,057 (2006- Nil; 2005 – Nil) were also paid to two independent directors of the Company which were included in salaries and benefits.

(f)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining are the holders of preference shares.

(g)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

Series A First Preference Shares

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2007 and 2006	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2007	December 31 2006
Balance, beginning of year	$ 626,724	$ 613,871
Accretion of debt	12,822	14,469
Foreign exchange loss (gain) on debt	111,078	(1,616)
	123,900	12,853
Balance, end of year	$ 750,624	$ 626,724

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2007, $284,146 (December 31, 2006 - $194,148) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

1.9

Fourth Quarter (Unaudited)

Three months ended December 31, 2007 (“Q4 2007”), compared to three months ended December 31, 2006 (“Q4 2006”)

	Three months ended December 31,
	2007	2006
Expenses
Amortization	$ 11,229	$ 23,640
Accretion of debt portion of preference shares	3,492	3,611
Ceramext™ research costs	122,368	411,762
Exploration expenses	1,053,661	446,354
Foreign exchange (gain)	(8,921)	(8,965)
Finance expense	14,783	11,435
Legal, accounting and audit	21,473	53,556
Management and consulting fees	70,432	10,496
Office and administration	134,339	68,022
Other consulting fees	(61)	1,780
Salaries and benefits recoveries	434,737	50,455
Shareholder communications	42,851	39,003
Stock-based compensation	399,830	65,526
Travel	13,770	29,210
Loss for the period before interest income	2,313,983	1,205,885
Interest income	(52,336)	(6,429)
Loss for the period	$ 2,261,647	$ 1,199,456

Loss per share – basic and diluted	$0.01	$0.02
Weighted average number of common shares outstanding	154,857,296	71,648,743

Emgold had a loss of $2,261,647 or a loss per share of $0.02 in Q4 2007, compared to a loss of $1,199,456, or loss per share of $0.02 in Q4 2006.

During Q4 2007 the Company earned interest income of $52,336 on excess cash balances compared to $6,429 in Q4 2006.  The increase was due to an increase in the average cash balances as a result of recent private placements.

Legal, accounting and audit fees decreased $32,083 from $53,556 in Q4 2006 to $21,473 in Q4 2007.  The decrease relates to the timing of the accrual of audit and taxation fee increases during the prior year.

Management and consulting fees increased $59,936 from $10,496 in the fourth quarter of 2006 to $70,432 in the fourth quarter of 2007.  The increase relates primarily to fees of $49,430 paid to 7559924 Ontario Ltd., a private company controlled by an officer and director of Emgold based on a new arrangement commencing on October 1, 2007.

Office and administration expenses increased $66,317 from $68,022 in Q4 2006 to $134,339 in Q4 2007.  A credit from LMC was recorded in Q4 2006, resulting in lower costs in the period.  Administration costs in the fourth quarter of 2007 also included bonus payments relating to the Company’s private placement of $28,056.

Salaries and benefits increased $384,282 from $50,455 in Q4 2006 to $434,737 in Q4 2007.  The increase resulted from severance costs of $329,000 paid to the former Chief Executive Officer of the

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

Company and two other executives in relation to completion of the second phase of permitting activities at the IM Project and curtailment and reorganization of activities relating to activities related to Golden Bear.

Stock-based compensation increased $334,304 from $65,526 in Q4 2006 to $399,830 in Q4 2007.  The Company granted 7,890,000 options in the fourth quarter of 2007 which vested immediately compared with 820,000 stock options granted in 2006.

1.10

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.11

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.12

Critical accounting policies and changes in accounting policies

Initial adoption of accounting policies

Financial instruments

Effective January 1, 2007, the Company has adopted new CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation”.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures  have not been restated except as indicated in part (c) below.  The adoption of these handbook sections had no impact on opening retained earnings.

Under Section 3855, financial instruments must be classified into one of five categories: held-for trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for trading, which are measured at fair value.

Accounts receivable, amounts due from related parties and deposits are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and, due to related parties and convertible preference shares, are classified as other financial liabilities and are measured at amortized cost.

Hedges

Effective January 1, 2007, the Company has adopted the new CICA handbook section 3865 “Hedges”.  The Company has not previously undertaken hedging activities and thus the adoption of this section has no impact on the consolidated financial statements.

Comprehensive income (loss)

Effective January 1, 2007, the Company adopted the new CICA handbook section 1530 “Comprehensive Income”.  Comprehensive income represents the change in net assets resulting from transactions, events and circumstances from sources other than shareholders and includes items that would normally be included in net income such as unrealized gains and losses on available for sale investments.

The Company’s comparative statements were adjusted to reflect application of this section on the cumulative translation adjustment (“CTA”) balance.  Effective January 1, 2007, losses previously recorded from the translation of the consolidated financial statements into United States dollars for reporting purposes are now presented as accumulated other comprehensive loss as a separate component of shareholders’ equity in the consolidated balance sheet.  Upon adoption of the new standards these losses were included in CTA as part of shareholders’ equity.  This resulted in an adjustment of $577,456 to reclassify the CTA of $577,456 at January 1, 2007 to accumulated other comprehensive income.

Recent accounting pronouncements

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Capital disclosures

CICA handbook section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.

This standard is effective for interim and annual financial statements beginning on or after October 1, 2007.  The Company is currently evaluating the impact of adoption of this new standard on the disclosures in the consolidated financial statements.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

Financial instruments disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements.  This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning January 1, 2008.  The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

Goodwill and intangible assets

CICA handbook section 3064, “Goodwill and intangible assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The effective date of this new standard applies to fiscal years beginning January 1, 2009.  The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

1.13

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, short-term investments accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, and the current portion of capital lease obligations.  A significant portion of the Company’s current assets are held in Canadian dollars.  To date the Company has not made use of currency hedges.

The carrying value of these financial instruments approximates their carrying value, except for dividends payable on preference shares, due to the immediate or short-term maturity of the financial instruments.

Given the uncertainty of the timing of the payment of dividends accrued on preference shares, it is not possible to determine the fair value of this balance.  The Company’s non-current financial instruments comprise the debt component of preference shares and the non-current portion of capital lease obligations.  The preference shares are not traded on any public market.  The fair value of the

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares is difficult to determine.  Based upon an analysis of discounted cash flows, the fair value of the debt component is estimated at approximately $751,000 at December 31, 2007.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 and as such reflects the fair value of the instrument.

1.14.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2007 and 2006.

1.14.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.3 in this Quarterly and Annual Report.

(b)

expensed research costs

See Item 1.3 in this Quarterly and Annual Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of April 24, 2008, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 24, 2008

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

157,109,642 common shares are issued and outstanding.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	170,000	January 15, 2009
$0.10	428,000	October 12, 2011
$1.00	2,460,000	November 19, 2013
$0.90	1,770,000	July 12, 2014
$0.36	160,000	June 28, 2010
$0.29	820,000	November 24, 2011
$0.15	7,890,000	December 27, 2012
	13,698,000

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,792,069	Cdn$0.15	September 27, 2009
3,393,323	Cdn$0.11	March 27, 2009
3,393,323*	Cdn$0.15	March 27, 2009
7,328,000	Cdn$0.15	October 5, 2009
446,080	Cdn$0.11	April 5, 2009
446,080*	Cdn$0.15	April 5, 2009
11,030,167	Cdn$0.15	October 12, 2009
622,400	Cdn$0.11	April 12, 2009
622,400*	Cdn$0.15	April 12, 2009
100,813,665	Weighted Average Exercise Price: Cdn$0.20

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

1.15

Other Information

Controls and Procedures

As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2007

(expressed in United States dollars, unless otherwise stated)

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2007, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

27